FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 8, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange dated July 4, 2003 informing them of the proceedings performed by the tax authority of which the Company was subject to.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

July 4, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.:	INFORMATION RELATED TO ART 23. OF LISTING REGULATION

I am writing you as Responsible for Market Relations of Telecom Argentina STET-France Telecom S.A. (“the Company”) to inform that yesterday, similar to a great number of institutions, the Company was subject to proceedings performed by the tax authority Administración Federal de Ingresos Públicos—Dirección General Impositiva (AFIP—DGI) in the context of a judicial case initiated by such entity.

Under such proceedings, some commercial and tax related documentation of the Company was taken together with the books of the Minutes of Board Meetings for the meetings held from 1997 to date.

Sincerely,

Pedro Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: July 8, 2003	By:	/s/ Christian Chauvin

Name: Christian Chauvin
Title: Vice-President